Exhibit 99.2

ALGOMA STEEL GROUP INC

ANNUAL MEETING OF SHAREHOLDERS

HELD ON JUNE 23, 2026

REPORT ON BALLOT FOR RESOLUTION 1

MARY ANNE BUESCHKENS AS DIRECTOR

TOTAL SHARES CAST FOR:	58,484,340	( 97.716%)
TOTAL SHARES CAST WITHHOLD:	1,366,700	( 2.284%)

REPORT ON BALLOT FOR RESOLUTION 1

JAMES GOUIN AS DIRECTOR

TOTAL SHARES CAST FOR:	59,671,815	( 99.701%)
TOTAL SHARES CAST WITHHOLD:	179,225	( 0.299%)

REPORT ON BALLOT FOR RESOLUTION 1

RAJAT MARWAH AS DIRECTOR

TOTAL SHARES CAST FOR:	59,749,097	( 99.830%)
TOTAL SHARES CAST WITHHOLD:	101,943	( 0.170%)

REPORT ON BALLOT FOR RESOLUTION 1

MELINDA J. NEWMAN AS DIRECTOR

TOTAL SHARES CAST FOR:	59,645,639	( 99.657%)
TOTAL SHARES CAST WITHHOLD:	205,401	( 0.343%)

REPORT ON BALLOT FOR RESOLUTION 1

GALE RUBENSTEIN AS DIRECTOR

TOTAL SHARES CAST FOR:	59,633,108	( 99.636%)
TOTAL SHARES CAST WITHHOLD:	217,932	( 0.364%)

REPORT ON BALLOT FOR RESOLUTION 3

“SAY ON PAY” ADVISORY RESOLUTION

TOTAL SHARES CAST FOR:	58,828,272	( 98.291%)

TOTAL SHARES CAST AGAINST:	1,022,768	( 1.709%)

REPORT ON BALLOT FOR RESOLUTION 1

SEAN DONNELLY AS DIRECTOR

TOTAL SHARES CAST FOR:	59,757,894	( 99.844%)
TOTAL SHARES CAST WITHHOLD:	93,146	( 0.156%)

REPORT ON BALLOT FOR RESOLUTION 1

ANDY HARSHAW AS DIRECTOR

TOTAL SHARES CAST FOR:	59,657,639	( 99.677%)
TOTAL SHARES CAST WITHHOLD:	193,401	( 0.323%)

REPORT ON BALLOT FOR RESOLUTION 1

SANJAY NAKRA AS DIRECTOR

TOTAL SHARES CAST FOR:	59,630,116	( 99.631%)
TOTAL SHARES CAST WITHHOLD:	220,924	( 0.369%)

REPORT ON BALLOT FOR RESOLUTION 1

ERIC S. ROSENFELD AS DIRECTOR

TOTAL SHARES CAST FOR:	59,634,076	( 99.637%)
TOTAL SHARES CAST WITHHOLD:	216,964	( 0.363%)

REPORT ON BALLOT FOR RESOLUTION 2

APPOINTMENT OF AUDITOR

TOTAL SHARES CAST FOR:	66,068,246	( 99.787%)
TOTAL SHARES CAST WITHHOLD:	140,774	( 0.213%)

“ Rebecca Prentice ”
Scrutineer